CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

December 2, 2008

VIA EDGAR AND MESSENGER

Jay Knight, Attorney Examiner
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Millennium Group Worldwide, Inc. (the “Company”)
Registration by Coordination; File No. 333-145553
Response to P.E. No. 7 SEC Comment Letter and Associated P.E. No. 8 Filing

Dear Mr. Knight:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s current November 13, 2008 comment letter (the “current comment letter”), we hereby file this response to the staff’s comments. Please note that this response letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 8 filed December 1, 2008 — and accepted December 2 — on EDGAR.

This Pre-Effective Amendment No. 8 reflects cumulative changes since P.E. No. 7 was filed. This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 7. (two marked and two unmarked and being filed concurrently with the SEC and the states where the Company’s registration is pending), including reviewed financials through September 30, 2008.

General

1.	The financial statements and related disclosures have been updated per Rule 3-12 of Regulation SX.

2.	We have incorporated the additional disclosures regarding possible Investment Company Act and Investment Advisers Act registration.

Proceeds Held, Page

3.	The requested disclosures about the offering price and need to amend the Prospectus and registration statement has been added.

Jay Knight, Attorney Examiner
Division of Corporation Finance
Page 2	December 2, 2008

Minimum Subscription, Page

4.	The requested change dealing with subscriptions being irrevocable has been incorporated.

Certain Related Party Transactions, Page

5.	The disclosures regarding Richard Corrigan have been upgraded as requested.

Security Ownership by Beneficial Owners and Management, Page

6.	The table dealing with Security Ownership have been upgraded as appropriate.

Management’s Discussion and Analysis . . ., Page

7.	The Management’s Discussion and Analysis have been revised per the staff’s comments.

Liquidity and Capital Resources . . ., Page

8.	The additional disclosures relating to Liquidity and Capital Resources have been expanded.

Application of Proceeds, Page

Private Equity Fund Management, Page

9.	The monies expected to be expended for a private equity fund management has been reconciled.

Balance Sheet, Page I-3

10.	The erroneous reference to a $1.00 par value on Page I-3 have been changed to $.001.

Statement of Stockholders’ Equity (Deficiency), Page I-6

11.	The Stockholder’ Equity revisions have been made.

Exhibits

12.	All executed material contracts have been added as exhibits to P.E. No. 8.

Jay Knight, Attorney Examiner
Division of Corporation Finance
Page 3	December 2, 2008

Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before 4PM Friday, December 5, 2008. The Company is concurrently filing a Rule 461 Request for Acceleration (attached) to coordinate such date of effectiveness. Noting that the Request for Confidential Treatment of one of the Catoca Mining Agreements has been withdrawn, per the attached letter, I will call you tomorrow to coordinate timing and any possible remaining issues.

Very truly yours,

/s/ Carl N. Duncan

Carl N. Duncan, Esq.

cc: Julius Jackson